

SUNTRUST

News Release

Contact: Mike McCoy
404.588.7230

SunTrust Issues Reminder Concerning Expiration of Warrants

ATLANTA (October 30, 2018) — SunTrust Banks, Inc. (NYSE:STI) today issued a reminder to the holders of the company's Series B Warrants to purchase SunTrust common stock (NYSE: STI WS B) and the company's Series A Warrants to purchase SunTrust common stock (NYSE: STI WS A) that these warrants will expire on Wednesday, November 14, 2018, and Monday, December 31, 2018, respectively, and will no longer be exercisable thereafter.

Expiration of SunTrust Series B Warrants

All outstanding Series B Warrants to purchase common stock of SunTrust (the "Series B Warrants") will expire at 5:00 p.m. EST on Wednesday, November 14, 2018, and will no longer be exercisable after this time.

The New York Stock Exchange ("NYSE") has notified the Company that it will suspend trading in the Series B Warrants after the close of trading on Friday, November 9, 2018, in order to ensure timely settlement of any Series B Warrants that may be purchased and then exercised prior to expiration. Any warrant not exercised prior to 5:00 p.m. EST on November 14, 2018, will expire and become void, and the holder will not receive any shares of SunTrust's common stock.

As of September 30, 2018, there were approximately 250,236 Series B Warrants outstanding. The Series B Warrants have an exercise price of $44.15 per share.

Expiration of SunTrust Series A Warrants

In addition, all outstanding Series A Warrants to purchase common stock of SunTrust (the "Series A Warrants") will expire at 5:00 p.m. EST on Monday, December 31, 2018, and will no longer be exercisable after this time.

The NYSE has notified the Company that it will suspend trading in the Series A Warrants after the close of trading on Wednesday, December 26, 2018, in order to ensure timely settlement of any Series A Warrants that may be purchased and then exercised prior to expiration. Any warrant not exercised prior to 5:00 p.m. EST on December 31, 2018, will expire and become void, and the holder will not receive any shares of SunTrust's common stock.

As of September 30, 2018, there were approximately 137,714 Series A Warrants outstanding. The Series A Warrants have an exercise price of $33.70 per share.

-more-

Holders of the warrants who wish to exercise their warrants should contact the broker or custodian through which they hold their warrants for instructions on how to exercise their warrants. Brokers and custodians are encouraged to contact the warrant agent, Computershare (telephone: 800-546-5141), well in advance of the expiration date to confirm the procedures for exercising warrants.

About SunTrust Banks, Inc.

SunTrust Banks, Inc. is a purpose-driven company dedicated to Lighting the Way to Financial Well-Being for the people, businesses, and communities it serves. SunTrust leads onUp, a national movement inspiring Americans to build financial confidence. Headquartered in Atlanta, the Company has two business segments: Consumer and Wholesale. Its flagship subsidiary, SunTrust Bank, operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states, along with 24-hour digital access. Certain business lines serve consumer, commercial, corporate, and institutional clients nationally. As of September 30, 2018, SunTrust had total assets of $211 billion and total deposits of $160 billion. The Company provides deposit, credit, trust, investment, mortgage, asset management, securities brokerage, and capital market services. Learn more at suntrust.com.

#   #   #